Indonesia Energy Corporation Limited

Dea Tower I, 11th Floor, Suite 1103

Jl. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

VIA EDGAR

February 12, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Nicholson

Re:	Indonesia Energy Corporation Limited
Registration Statement on Form F-3
Initially filed January 28, 2021
File No. 333-252520

Dear Ms. Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indonesia Energy Corporation Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, February 16, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James J. Huang
James J. Huang
Chief Investment Officer

cc: Ellenoff Grossman & Schole LLP